ecoSolutions Intl

295 East Main Street
Suite #1

541.552.9360 [office]
541.552.1090 [fax]

2299 Yan An Road, West
Shanghai Mart, Suite #3B55
Shanghai, 200336 PRC
+86 21.6236.6100 [office]
+86 21.6236.6102 [fax]

360interchange.com • ecosolutionsco.com

August 8, 2008

Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549-7010
Attention: H. Christopher Owings, Assistant Director

Re: ecoSolutions Intl
Amendment No. 1 to Registration Statement on Form 10
Filed July 11, 2008
File No. 000-53225

Dear Mr. Owings:

By letter dated July 25, 2008, the staff (the "Staff") of the Securities and Exchange Commission ("SEC") provided this company, ecoSolutions Intl (the "Company"), with comments to the Company's Amendment No. 1 to the Form 10 Registration Statement filed with the SEC on July 11, 2008 (as amended, the "Form 10"). This letter contains the responses of the Company to the Staff's comments. The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the July 25, 2008 letter from the Staff.

Item 1. Business, page 4

1. We note your response and the supplemental materials provided in response to comment three from our letter dated June 2, 2008. Please tell us why you believe it is appropriate for you to rely upon third party information relating to your industry that has been disclosed by your competitors, such as the information you rely upon that has been disclosed by Metabolix. Alternatively, please confirm your understanding that that you are ultimately responsible for determining whether it is reasonable to rely upon third party information presented in your prospectus.

**Company's Response**

The Company engaged a third-party to conduct certain research in respect of the plastics industry, specifically the bioplastics and eco-alternative segments of the plastics industry. It appears that the research report submitted to the Company by such third party included some information, which was previously disclosed in reports filed with the SEC by certain of the Company's competitors.

Nevertheless, the Company understands that it is ultimately responsible for determining the reasonableness of including third-party information in the Form 10, and for any third-party information actually included in the Form 10.

2. We note your response to comment 10 from our letter dated June 2, 2008. Please revise your disclosure to include what you indicate in your response - that you do not consider the management services you provide to be a material line of business for the company.

**Company's Response**

As we noted in our response to the Staff's June 2, 2008 letter, and for the reason specified therein, we do not consider the management services we provide to Patridge & Company (our President's company) a line of business for our company.

We will revise the Form 10 to disclose that we do not consider the foregoing management services to be material line of business for the Company. Specifically, we will revise the following sections under "Item 2 - Financial Information" of the Form 10 to include the language below: (i) the last paragraph of the "Revenue Recognition" discussion on page 21 of the Form 10, (ii) the last paragraph of footnote 1 to the "Revenue Recognition" discussion relating to the December 31, 2007 financial statements on page F-9 of the Form 10, and (iii) last paragraph of footnote 1 to the "Revenue Recognition" discussion relating to the March 31, 2008 financial statements on page F-32 of the Form 10.

> "Since these management services do not contribute materially to our profitability, we do not consider these services to be a distinct line of business for our company."

3. We note your response to comment 15 from our letter dated June 2, 2008. However, we have not received a confidential treatment request covering the exhibits to the Form 10. In addition, neither the exhibit index nor the exhibits are marked to indicate that portions of the agreement are subject to confidential treatment requests. In your next amendment, please revise the exhibit index and the exhibits to indicate that they are subject to a confidential treatment request. Please file the confidential treatment request, as we will be unable to clear the registration statement until we review the request. For more information on confidential treatment requests, please review the detailed information in Staff Legal Bulletin No. 1 and its addendum available at www.sec.gov.

**Company's Response**

On July 30, 2008, pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, the Company filed with the SEC a request for an order granting confidential treatment for certain portions of the distribution agreements and master vendor agreement.

In addition, we will revise the exhibit index in the Form 10, as well as the relevant exhibits, to indicate that portions thereof are subject to a confidential treatment request filed by the Company.

<u>Overview of Plastics Market, page 5</u>
<u>Bioplastics, page 7</u>

4. In the first paragraph on page eight, we note the disclosure that "the relative stability of corn prices has become a major catalyst for the bioplastics revolution …" Please disclose whether this remains true in the current economic environment, and what effect rising food prices, including corn, are having on the bioplastics industry. In this regard, we note your acknowledgement in your Risk Factors discussion and elsewhere that the price of corn has recently increased.

**<u>Company's Response</u>**

The Company recognizes that food prices, including the price of corn, have climbed steadily in past few months, and the "relative stability" alluded to in the Form 10 has not been the case recently. However, it is the Company's opinion that such fluctuations are a normal part of the price cycle. To the extent that rising corn prices have materially impacted the eco-friendly plastics industry, the Company has not discerned any such impact. However, the Company will continue to monitor what impact, if any, rising food prices, may have on the market in which it operates. In addition, we will revise the risk factor you've noted above (on page 16 of the Form 10) to add the following language:

> "Recently, the price of corn has increased. However, based on the nature and scope of such increases, we believe that the fluctuation is a normal part of the price cycle. At this time, we have yet to discern what impact, if any, the recent rise in corn prices will have on our business."

<u>Item 7. Certain Relationships and Related Transactions, and Director Independence, page 29</u>
<u>Director Independence, page 30</u>

5. Please revise the disclosure under this sub-heading to indicate that your shares have been cleared for quotation on the Pink Sheets as opposed to trading.

**<u>Company's Response</u>**

We will revise the Form 10 accordingly.

Notes to Financial Statements, page F-6

6. We note your response to comment 48 in our letter dated June 2, 2008. Even in circumstances where management concludes there is one reportable segment, there is still a requirement to disclose revenue from products and services or substantially similar products and services for that single segment. That said, disclosures required by paragraph 37 of SFAS No. 131 and Item 101(h)(i) of Regulation S-K still apply to the Item 1. Business and Item 15. Financial Statements.

**Company's Response**

We will revise the Form 10 accordingly. Specifically, we will add a paragraph on page 11, immediately preceding the paragraph captioned "Business Model" as follows:

> "**Customers.** For our fiscal year ended December 31, 2007, four customers in both foam and wood flooring products accounted for approximately seventy-five percent (75%) of our sales revenue, and for the three months ended March 31, 2008, one customer in wood flooring products accounted for approximately ninety-four percent (94%) of our sales revenues. We are, however, in the process of talking with several companies who have indicated an interest in our new products, which will broaden and diversify our customer base."

Additionally, we will include the following language under "Item 1 – Business," at the end of the fifth paragraph under the "Organizational History" discussion on page 4 of the Form 10:

> "Management reports sales from all product lines under a single segment as discrete product line information is not available and this is consistent with the review by the chief decision makers of the Company."

Lastly, we will revise the footnote #1 on page F34 of the March 31, 2008 financial statements, regarding segment reporting, as follows:

> **Segment Reporting:**
>
> "Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS131"), establishes standards for reporting information on operating segments in interim and annual financial statements. In accordance with this guidance, the Company has

> determined that it has one operating segment. The company has historically sold wood flooring, foam underlayment for flooring and yoga mats and is in the process of transitioning to selling eco-friendly plastic alternatives. The chief operating decision makers review the Company's operating results on a consolidated basis, discrete financial information is not available for each product line and the operations are managed as a single operating segment."

7. We note your response to comment 51 in our letter dated June 2, 2008. Please disclose the related party receivable amount past due ninety days and your basis for classifying the amount as current, as required by paragraph 13.g. of SOP 01-6.

**Company's Response**

We have reviewed the related party receivable balance and have reclassified it as a non-current receivable due to the uncertainty of collection within the next twelve months. The Company still anticipates full collectability in the long term. We have revised the balance sheets as of both December 31, 2007 and March 31, 2008 to reflect this change.

We have revised the disclosure in footnote #6 to our December 31, 2007 financial statements on page F17 of the Form 10, as follows:

> "Fees for management services provided by the Company to Patridge & Company of Nevada, LLC are recorded as services income and recorded in non-current accounts receivable as services are incurred. William Patridge is the managing member of Patridge & Company of Nevada, LLC. As of December 31, 2006, the non-current accounts receivable balance was $14,753 and fees earned for 2006 were $7,500. As of December 31, 2007, the non-current accounts receivable balance was $21,271 and fees earned for 2007 were $6,000. As of December 31, 2007, the amount past due over ninety days is $19,771. This non-interest bearing accounts receivable balance is classified as a non-current asset as a likelihood exists that collection over the next twelve months may not occur. However, the Company anticipates full collectability in the long term."

In addition, we have revised the disclosure in footnote #5 to our March 31, 2008 financial statements on page F38 of the Form 10, as follows:

> "Fees for management services provided by the Company to Patridge & Company of Nevada, LLC are recorded as services income and recorded in non-current accounts receivable as services are incurred. William Patridge is the managing member of Patridge & Company of Nevada, LLC. As of December 31, 2007, the

accounts receivable balance was $21,271 and fees earned for 2007 were $6,000. As of March 31, 2008, the non-current accounts receivable balance was $22,770 and fees earned for the three months ended March 31, 2008 were $1,500. As of March 31, 2008, the amount past due over ninety days is $21,270. This non-interest bearing accounts receivable balance is classified as a non-current asset as a likelihood exists that collection over the next twelve months may not occur. However, the Company anticipates full collectability in the long term."

General

In connection with the Form 10, and the amendments thereto based on comments received from the Staff, the Company acknowledges that:

- It is responsible for the adequacy and accuracy of the disclosure in the Form 10;
- Comments received from the Staff regarding the Form 10, or changes to the Form 10 in response to the Staff's comments thereto, do not foreclose the SEC from taking any action with respect to the Form 10; and
- It may not assert the comments received from the Staff regarding the Form 10 as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct questions regarding this letter or the Form 10 to Troy Gould P.C. (Attention: Ekong Udoekwere), counsel to ecoSolutions Intl, via telephone at (310) 789-1205, or via facsimile at (310) 789-1405.

Very truly yours,

Jane Emkes

Jane Emkes
Chief Financial Officer